UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of
The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

A. Full Title of the Plan:

The LaBarge, Inc. Employees Savings Plan

B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:

LaBarge, Inc. 9900A Clayton Road St. Louis, MO 63124

This filing has a total of 16 pages.

REQUIRED INFORMATION

Financial Statements.

Exhibits:

23 Consent of KPMG LLP.
99.1 Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employees Savings Plan Administrative Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE LaBARGE, INC. EMPLOYEES SAVINGS PLAN
(Full title of Plan)

By: /s/Donald H. Nonnenkamp
Donald H. Nonnenkamp
Vice President and Chief Financial Officer

By: /s/Margaret L. Danley
Margaret L. Danley
Plan Administrator

Date: June 27, 2003

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Financial Statements and Schedule

December 31, 2002 and 2001
(With Independent Auditors' Report Thereon)

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Table of Contents and Definitions

Page

Independent Auditors' Report			1
Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001			2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and 2001			3
Notes to Financial Statements			4
		Schedule
Schedule of Assets (Held at End of Year), December 31, 2002		1	10
Definitions:
Plan	--	LaBarge, Inc. Employees Savings Plan
Trustee	--	A. G. Edwards Trust Company
ERISA	--	Employee Retirement Income Security Act of 1974
Company	--	LaBarge, Inc.
Plan Administrator	--	LaBarge, Inc. Plan Administration Committee

Independent Auditors' Report

Plan Administration Committee
LaBarge, Inc. Employees Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
St. Louis, Missouri
June 13, 2003

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001
	2002	2001
Assets:
Investments:
Registered investment company shares	$6,750,585	7,824,957
Money market accounts	2,320,552	1,890,598
LaBarge, Inc. common stock	3,200,185	3,679,834
Loans to participants	577,395	633,266
Total investments	12,848,717	14,028,655
Receivables:
Employer contributions	83,124	88,862
Participant contributions	113,469	120,707
Participant loans	20,507	22,166
Interest and dividends	3,074	3,463
Total receivables	220,174	235,198
Liabilities:
Accrued expenses	8,272	9,401
Net assets available for plan benefits	$13,060,619	14,254,452
See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2002 and 2001
	2002	2001
Investment income (loss):
Interest and dividends	$180,068	228,295
Net appreciation (depreciation) in fair market value of
investments	(2,140,838)	385,131
Total investment income (loss)	(1,960,770)	613,426
Participant contributions	1,593,214	1,519,349
Employer contributions	372,066	372,432
Participant distributions	(1,127,007)	(570,878)
Administrative expenses	(71,336)	(49,754)
Increase (decrease) in net assets available for
plan benefits	(1,193,833)	1,884,575
Net assets available for plan benefits:
Beginning of year	14,254,452	12,369,877
End of year	$13,060,619	14,254,452
See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(1) Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by the Company covering substantially all employees with 60 days of service and is subject to the provisions of ERISA.

(b) Contributions

Employees may elect to contribute, on a pre-tax basis, up to 15% of covered compensation in various investment funds of the Plan. The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provides matching contributions in an amount not to exceed 8% of the participant's compensation. All Company matching contributions are nonparticipant directed. Specifically, the Company matching contributions are invested in LaBarge, Inc. common stock and are restricted from being transferred to other Plan funds. Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's board of directors as a profit-sharing contribution. There were no discretionary profit-sharing contributions for 2002 or 2001.

(c) Participants' Accounts

Each participant account is credited with the participant's contribution, the Company's matching contribution, and an allocation of the Company's discretionary profit-sharing contribution and fund earnings, net of administrative expenses. Allocations are based upon covered compensation or account balances, as defined in the plan agreement.

Participants may transfer amounts between funds on quarterly enrollment dates throughout the year. The plan administrator will record these transfers in the participant's account and direct the trustee to reinvest the amounts to reflect these changes. Money market accounts are maintained for each fund to provide for short-term investments while transfers are in process. At year-end, the investments are presented net of any transfers in process as directed by the participants.

A participant's interest in transfers and trading activity in the LaBarge Common Stock Fund is based on a weighted average formula.

(d) Vesting

Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a calendar quarter employer matching contribution if that participant is employed by the Company on the last day of such calendar quarter. Upon a participant's attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company's profit-sharing contribution allocated to the participant's account is 100% after five full years of continuous service.

(e) Loans to Participants

Participants are allowed to transfer portions of their account balances into the Loan Fund and borrow from the Loan Fund at the prevailing market rate (prime plus 0.5%). Loans will be limited to the lesser of (i) 50% of a participant's vested plan account balance as of the last day of the calendar quarter for which the loan is being made, or (ii) $50,000. Loans to participants include interest-bearing promissory notes at rates from 5.00% to 10.00% with final due dates through October 2006.

(f) Payment of Benefits

Upon termination or retirement of service, a participant's account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions are made as soon as practical after the close of the plan quarter in which the termination of employment occurs or is deferred until age 70-1/2 at the participant's election.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except benefit payments which are recorded when paid.

(b) Investments

Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:

    Balanced Fund which shall have as its principal objective conservation of principal, current income, and long-term growth of principal and income by investing in stocks and fixed income securities;

    Equity Index Fund is designed for long-term growth of funds and closely corresponds to the performance of the S&P 500 Composite Stock Price Index. At least 80% of the assets are in stocks listed on the S&P Index.

    Growth Fund is designed for long-term growth of funds and invests in stocks of companies that are considered to be under-valued relative to the stock market as a whole.

    Growth and Income Fund is designed for both income and long-term growth of funds. This fund invests only in stocks that have paid dividends in 9 of the last 10 years.

    International Growth Fund is designed for long-term growth of fund and normally invests at least 65% of assets in companies located in Europe or the Pacific Basin.

    Money Market Fund is designed to preserve the value of your contributions and to earn interest at current rates on short-term fixed income investments such as Certificates of Deposit and U.S. Treasury Securities.

    Intermediate Bond Fund is designed to preserve and protect the value of your contributions and produce an income higher than the Money Market Fund. Investments are made in government securities and high-quality corporate bonds.

    LaBarge Common Stock Fund which shall be exclusively invested in common stock of the Company; and

    Loan Fund which shall account for all principal and interest outstanding on loans to plan participants.

The Balanced, Equity Index, Growth, Growth and Income, International Growth, and Intermediate Bond Funds (all invest in registered investment company shares), and the LaBarge Common Stock Fund are stated at fair market value. The fair market value of the Company's common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Money Market Fund is valued at cost plus interest, which approximates net realizable value. The appreciation (depreciation) in fair market value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

(c) Trust Fund Managed by the Trustee

Under the terms of a trust agreement, the trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the trustee.

(d) Use of Estimates

Certain amounts included in the financial statements are estimated based on current available information and the plan administrator's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(e) Administrative Charges

The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been paid by the Plan

(3) Tax Status

The plan administrator has received a favorable determination letter dated April 8, 1994 from the Internal Revenue Service which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. The Plan has been subsequently amended. In the opinion of the plan administrator, such amendments do not affect the tax status of the Plan.

(4) Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.

(5) Related-party Transactions

On various dates during 2002, the Plan purchased 114,775 shares of the Company's common stock at fair market value at prices ranging from $2.25 to $5.75 per share for investment in the Plan's LaBarge Common Stock Fund. The Plan did not sell or redeem any of the Company's common stock during 2002.

The market value of the investment in the LaBarge Common Stock Fund was valued at $2.85 and $3.40 per share at December 31, 2002 and 2001, respectively.

(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	December 31
	2002	2001
Net assets available for plan benefits per the
financial statements	$13,060,619	14,254,452
Amounts allocated to withdrawing participants	705,900	834,421
Net assets available for plan benefits per the Form 5500	$12,354,719	13,420,031

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
	Year ended December 31
	2002	2001
Distributions to participants per the financial statements	$1,127,007	570,878
Add amounts allocated to withdrawing participants at end
of year	705,900	834,421
Less amounts allocated to withdrawing participants at
beginning of year	834,421	610,800
Benefits paid to participants per the Form 5500	$998,486	794,499

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.

(7) Investments

Investments of the Plan are comprised of the following:

Investments that represent 5% or more of the Plan's net assets are separately identified.
	December 31
	2002	2001
Investments at fair value as determined by quoted market price:
Mutual funds:
Fidelity Advisor Series II Growth Opportunity Fund Class T	$718,848	1,015,472
Intermediate Bond Fund of America	1,341,027	744,158
Mainstay Funds Equity Index Fund Class A	1,305,125	2,259,566
EuroPacific Growth Fund Class A	947,815	1,240,712
Putnam Voyager Fund Class A	1,488,851	2,113,954
Washington Mutual Investors Fund Class A	688,449
Other	260,470	451,095
	6,750,585	7,824,957
LaBarge, Inc. common stock	3,200,185	3,679,834
	9,950,770	11,504,791
Investments at fair value:
Money market accounts -- Prime Obligations Fund -- A	2,320,552	1,890,598
Loans to participants	577,395	633,266
	2,897,947	2,523,864
	$12,848,717	14,028,655

(8) Non-participant Directed Investments

Information about net assets and the significant amounts of the changes in net assets relating to the nonparticipant-directed investments is as follows for the year ended December 31, 2002:
LaBarge, Inc. common stock	$3,200,185
Net appreciation in fair market value	$(825,907)
Employer and participant contributions	452,116
Participant distributions	(100,581)
Administrative expenses	(5,277)
LaBarge, Inc. common stock,
beginning of year	3,679,834
LaBarge, Inc. common stock, end of year	$3,200,185

			Schedule 1
LABARGE, INC. EMPLOYEES SAVINGS PLAN
Schedule of Assets (Held at End of Year)
December 31, 2002
	Number of
	shares		Current
Description of investments	or units	Cost	value
Money market accounts:
Prime Obligations Fund -- A	2,320,552	$2,320,552	2,320,552
Equity Mutual Funds:
American Balanced Fund Inc. Income Fund	1,498	21,958	21,606
Blackrock Funds	14,176	267,866	238,864
EuroPacific Growth Fund Class A	41,263	1,348,593	947,815
Fidelity Advisor Series II Growth Opportunity
Fund Class T	32,395	1,253,571	718,848
Mainstay Funds Equity Index Fund Class A	45,207	1,822,865	1,305,125
Putnam Voyager Fund Class A	117,140	2,652,267	1,488,851
Washington Mutual Investors Fund Class A	29,279	808,897	688,449
Fixed Income Fund:
Intermediate Bond Fund of America	96,477	1,306,273	1,341,027
LaBarge Common Stock Fund:	1,122,872	2,658,324	3,200,185
LaBarge Inc. common stock*
Loans to participants	--	577,395	577,395
Total investments		$15,038,561	12,848,717
* Represents a party-in-interest transaction allowable under ERISA regulations.
See accompanying independent auditors' report.